LAW OFFICE

EUGENE MICHAEL KENNEDY, P.A.
964 Southeast Ninth Avenue, Pompano Beach, Florida 33060

TELEPHONE (954) 524-4155	FACSIMILE (954) 524-4156

January 14, 2009

Tom Kluck, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Mail Stop 4561

Attn: Jerard Gibson, Esq.

Re:	The Parkview Group, Inc. (the “Company”);
Form 10; File No. 000-53491
Response to Staff Comment Letter dated December 19, 2008.

Gentlemen:

          This is in response to the Staff’s comments related to the Company’s Form 10 filing, on November 12, 2008, contained in the Staff’s letter addressed to Richard B. Frost dated December 19, 2008.

          The following responses address like numbered paragraphs in the Staff’s December 19th comment letter and, where applicable, reflect the Company’s amended Form 10 filed today:

General

1.

In concluding that the Company is not within the definition of “investment company” as set out in Sec.3.(a)(1)(C) of the Investment Company Act of 1940, despite the composition of the Company’s total assets as shown on its balance sheet at December 31, 2007, we determined, and advise the Staff, that the marketable equity securities in question were contributed to the Company as additional paid-in capital by previous management during the fourth quarter of 2006. In lieu of cash, they were contributed for liquidation by the Company for subsequent use of the cash proceeds to meet its operating expenses and were converted to cash for that purpose from time-to- time in 2007 and during the first quarter of 2008. The balance of cash proceeds of the securities liquidation not used for operating expenses, was distributed to the then shareholders of the Company on a pro rata basis in May of 2008, prior to current management’s assumption of control of the Company. It is clear from those facts, and from the absence of any acquisition, or proposed acquisition, of additional or other securities by the Company, that it is not engaged, nor does it propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities. Moreover, the Company neither owns, nor proposes to acquire, investment securities having a total value in excess of 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Accordingly, The Parkview Group, Inc. is not encompassed by the meaning of the term “investment company” as used in the Investment Company Act of 1940.

Item 1. Business

Forward-Looking Statements, page 1

2.	Disclosure claiming the Company’ ability to rely on Section 21E of the Exchange Act for forward-looking statements has been removed entirely in the amended Form 10 filed today.

History, page 1

3.

Specific disclosure of the Company’s operations since January 2007 has been added in the amended Form 10 filed today. In particular, Item 1. Business, History and General on page 1. have been expanded accordingly. Similarly, disclosure under Item 1. Management, Sales, Marketing and Distribution Consulting Services, has been altered to disclose the Company’s failure to generate any revenues from operations since January 2007. Other responsive disclosure reflecting the Company’s operations since January 2007 has been added under Risk Factors on page 3, and under Management’s Discussion and Analysis….. , Overview and Results of Operations on pages 7 and 8.

4.

Parkview anticipates and is planning to assist other businesses by arranging sales of distressed assets to potential buyers known to Parkview’s personnel, soliciting bids for their distressed assets from other companies with operations in the same industry as its distressed assets client, placing advertisements in industry specific publications, participating in auctions through auction intermediaries such as eBay and, perhaps, developing its own proprietary internet-based auction site. In particular, Parkview expects to assist its clients with the disposition of distressed assets comprised of excess inventory, new and pre-owned business furniture, fixtures and equipment and health care related products. Corresponding additional disclosure has been included under Item 1. Business, page 2, of the amended Form 10 filed today.

General, page 2

5.

The Company anticipates that it may eventually have one or more opportunities to enter into joint ventures or strategic alliances with an entity or entities engaged in, or proposing to engage in, businesses that are, or will be seen by the Company as, compatible or complementary to its operations or its expected operations. There are currently no such opportunities or specific possibilities known to, or under consideration by, the Company, and the Company has no specific plans to expand its business in that manner. The last paragraph under Item 1. Business, General, on page 2, and the “Parkview cannot guarantee….possible future strategic joint venture….” risk factor on page 4 have been expanded in the amended Form 10 filed today to include this additional disclosure regarding possible future joint ventures, partnerships or strategic alliances.

Management, Sales, Marketing and Distribution Consulting Services, page 3

6.

A description of the material operating terms of the Company’s single current customer relationship have been added to this section, in the second paragraph on page 3, and a new, (first) risk factor discussing the Company’s lack of revenues and possible “loss” of its current sole consulting contract has been added, to page 3, in the amended Form 10 filed today. The Company’s corresponding “OFW” contract was included in the previous Form 10 filing as Exhibit 10.3.

Competition, page 3

7.

The Company employs direct solicitation and management’s personal networking efforts at present. It anticipates seeking new business to begin to generate fee based revenues through newly retained consultant associates, advertising in various trade publications and directories, yet to be identified and determined, and perhaps through development of a Parkview website. Its competitive position has been poor at best. The section on competition has been expanded to include this disclosure, on page 3, of the amended Form 10 filed today in keeping with Item 101(h.)(4.)(iv.) of Regulation S-K.

Item 1A. Risk Factors

General

8.

Risk factors discussing the Company’s status as a development stage company, lack of revenues, net loss and lack of significant operating history have been added to the amended Form 10 filed today, on page 3, in keeping with Item 503(c.)(1.)-(3.) of Regulation S-K.

9.	A risk factor discussing the Company’s lack of revenues and its net loss has been added to the amended Form 10 filed today, on page 3, in keeping with Item 503(c.)(2.) and (3.) of Regulation S-K.

Parkview cannot guarantee that any of Parkview’s future strategic joint ventures……, page 4

10.

The referenced risk factor has been expanded in the amended Form 10 filed today to reflect the fact that the Company is not currently considering any such joint venture or other relationship, as indicated elsewhere in the document, or currently planning to attempt expansion in that manner.

Parkview could face labor shortages which could slow its growth, page 5

11.

The corresponding risk factor narrative and subheading has been modified in the amended Form 10 filed today to reflect the specific risks presented to the Company in keeping with Item 503(c.)(3.) and (4.) of Regulation S-K

Parkview’s planned operation as a public company….., page 6

12.	The referenced risk factor has been removed in the amended Form 10 filed today in keeping with Item 503(c.).

Management’s Discussion and Analysis of Financial Condition and results of Operation

13.

The Company’s disclosure under the Overview subheading, on pages 7, has been expanded in the amended Form 10 filed today to, disclose its strategy to pursue additional consulting agreements, to elaborate on the actions the Company is currently undertaking to pursue or otherwise develop additional relationships and to address its recent lack of revenues from operations.

Results of Operations, page 8

14.

Results of Operations disclosure has been altered in the amended Form 10 filed today to describe the significant components of the Company’s revenues and expenses and to provide a discussion explaining the variance in the Company’s revenues and expenses from the year ended December 31, 2007 to the preceding year ended December 31, 2006 per Item 303(a)(3)(i) of Regulation S-K.

15.

The referenced statement is meant to be forward looking from more than 20 months of zero revenue from operations to date and has been expanded in the amended Form 10 filed today, to offer management’s insight into the way forward from the present commercial situation.

16.

Results of Operations disclosure has been further expanded in the amended Form 10 filed today to discuss the material changes in the Company’s financial condition from the interim period ended September 30, 2008 and the end of its last fiscal year. Since the interim financial statements provided for the nine month period ending September 30, 2008 do not include a statement of operations for the comparable period of 2007, we have not included a discussion of material changes in results of operations between those year-over-year interim periods. Item 303(b.)(2.). Please also see the accounting response to the Staff’s Comment No.23. Since the Company has had no revenues at all from operations for the more than twenty (20) month period from January 2007 to the present, there are no material changes in revenues to separately discuss which might otherwise have provided additional insight to investors.

Item 5. Directors and Executive Officers, page 10

17.

A new risk factor addressing potential conflicts of interest presented by the ability of the Company’s employees to freely engage in businesses competitive with the Company has been added to the amended Form 10 filed today, on page 5.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

18.

The referenced table and applicable footnotes have been revised in the amended Form 10 filed today to reflect the notion that securities owned by spouses and a minor child are generally regarded as beneficially owned by his or her reporting spouse or parent.

Item 6. Executive Compensation

Conflicts of Interest

19.

The referenced disclosure has been expanded, in the amended Form 10 filed today, to describe the circumstances which may give rise to possible conflicts of interest and discuss potential conflicts of interest between the Company and its officers, directors and affiliates. A corresponding risk factor has been added in the amended Form 10, on page 5, discussing risks presented as a result of such potential conflicts of interest.

Item 7. Certain Relationships and Related Transactions, and Director’s Independence, page 13

20.

The dollar amount of each transaction has been added to the disclosure under this section in the amended Form 10 filed today, together with a description of the Company’s unwritten, informal policy and procedure for the review, approval or ratification of certain relationship transactions in keeping with Item 404(a)(3) and (b) of Regulation S-K. In each disclosed case, as indicated in the expanded disclosure in the Amended Form 10, the certain relationship transaction received unanimous, written Board approval.

Item 10, Recent Sales of Unregistered Securities, page 14

21.

The facts upon which the Company relied making the claimed exemption available have been added to the disclosure in this section in the amended Form 10 filed today in keeping with Item 701 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

22.	The Report of Independent Registered Accounting Firm, page has been modified in accordance with the Staff’s comment and replaced in the amended Form 10 filed today.

Unaudited Interim Financial Statements for the Quarter Ended September 30, 20

23.

Comparative unaudited statements of operations and cash flows for the nine months ended September 30, 2007 have not been presented in the 2008 unaudited interim financial statements because the company is a “Development Stage” entity for less than 2 years pursuant to SEC Staff Training Manual 2000 edition, under Topic One: Registrant’s Financial Statements; paragraph (I.H.2.e), which states:

“Ordinarily, a development stage company may omit financial statements of the prior comparable period. However, if the registrant remains in the development stage for over two years, comparable period information may be necessary to evaluate trends in administrative and other costs. [SP*] “

*(staff policy.)

The Staff Training Manual was re-written and issued on December 8, 2008, the Form 10 filing preceded the publication date of the Manual.

24.

The entry on the face of the Unaudited Statement of Operations (page-2-) has been removed; and NOTE C (page-7-) has been expanded to reflect the lack of anticipation of dividends in the future, in the amended Form 10 filed today.

          In addition to the foregoing, we have added the Company’s specimen Common Stock certificate, Exhibit 4.1 to the amended Form 10 filed today.

          We consider the foregoing to be, in the aggregate, fully responsive to the Staff’s comment letter. A redline copy of the amended Form 10 filed today, reflecting the changes we’ve made in response to the Staff’s comments, was dispatched to the Staff under separate cover by overnight delivery (FedX) for morning delivery on January 15, 2009.

Sincerely,
Law Office of Eugene Michael Kennedy, P.A.
Special counsel for The Parkview Group, Inc.

/s/ E. M. Kennedy

By:	Eugene M. Kennedy, Esq.